Exhibit 99.1

Link Motion Reports on the Special Committee’s Independent Investigation;
Announces Changes to its Board of Directors

BEIJING – September 10, 2018 -- Link Motion Inc., (NYSE: LKM), a leading smart car and smart ride company, today announced the summary of the results of the independent investigation conducted by an independent Special Committee of its Board of Directors and carried out by its independent counsel, Loeb & Loeb LLP. The Company also announces changes to its Board of Directors and remedial steps it is taking to enhance its corporate governance and operational controls.

1. The Special Committee and the Report to the Board

Background

•	The Special Committee comprised of independent directors was created in 2016 to deal with allegations concerning internal governance matters raised in connection with an investigation into Dr. Henry Lin’s resignation as Chairman and Chief Executive Officer of the Company and the Board’s decision to replace him as Chairman with Dr. Vincent Shi. Loeb & Loeb was first retained as counsel to the Special Committee in November 2016 to investigate these allegations.
•	During the first half of 2018, additional allegations were raised and the mandate of the Special Committee was expanded to deal with these matters as well.
•	On August 27, 2018, Loeb & Loeb made an oral presentation of the results of the investigation to the Board of Directors.
•	Elements of the reported findings pertain to matters related to RPL Holdings Ltd., one of the Company’s major shareholders. RPL’s sole shareholder is a trust, of which Dr. Lin and Dr. Shi are major beneficiaries. Dr. Lin was the sole director of RPL until the delivery of a letter announcing his resignation in 2016, at which time he was replaced in that capacity by Dr. Shi.

Principal Findings Related to the Company and its Board of Directors

•	Loeb & Loeb found it was reasonable for the Board to conclude that (i) in December 2014, Dr. Henry Lin resigned as CEO and Chairman of the Company, and (ii) there is not sufficient evidence to conclude that Dr. Henry Lin’s letter of resignation from those positions was not authorized or ratified by him.
•	However, Loeb & Loeb found a discrepancy between the reason disclosed by the Company for Dr. Lin’s resignation at the time of announcement (“personal reasons unrelated to the Company”) and the reason provided by counsel to the Company at the request by management in response to a subsequent request for more information as to the nature of the “personal reasons” from the staff of the U.S. Securities and Exchange Commission. In that response, “health reasons” were put forward as the basis for Dr. Lin’s resignation. This statement was not accurate and complete since members of the Company’s management were aware that Dr. Lin’s resignation was significantly related to his involvement with a Chinese government investigation involving matters unrelated to the Company.
•	In connection with the transaction in which the Company divested its subsidiary, FL Mobile, Loeb & Loeb reported that there is not sufficient evidence to support allegations that (i) the Company intentionally tried to conceal the restricted nature of the RMB 440 million dollar bank deposit, (ii) the Company’s repurchase of 5.66% of the outstanding FL Mobile shares from Dr. Vincent Shi was inappropriate or (iii) Company management lacked integrity regarding the disclosure that this deposit constituted restricted cash.

•	In connection with the sale of FL Mobile shares by the Company to Tongfang Investment Fund Series SPC (“Tongfang”), the investigation found that, under the agreements signed with Tongfang, the Company has the ability to recover the shares it has sold to Tongfang if Tongfang fails to pay its RMB 1.77 billion senior note delivered in payment for those shares. Furthermore, there is not sufficient evidence to conclude that the agreements signed with Tongfang are related-party transactions that would require special procedures for approval.
•	With respect to internal controls and cash management, Loeb & Loeb reported that there is not sufficient evidence to support the allegations that any director, officer or employee of the Company has the ability to inappropriately direct funds out of the Company or that the Company’s banking relationships with China Industrial Bank or Bank of Jiangsu are not trustworthy.
•	In connection with the sale of Class B common shares by the Company to China AI Capital, the investigation found that the transaction was presented to the Board in accordance to proper procedures and decision-making and did not violate the Company’s Memorandum and Articles of Association.
•	Loeb & Loeb investigated Dr. Lin’s statement that he did not sign and did not authorize the execution of the letter of resignation as sole director of RPL. Loeb & Loeb reported its finding that a Company employee had custody of Dr. Lin’s signature stamp, which she had used to “stamp” the letter of resignation as director of RPL. Loeb & Loeb further found that it was “more likely than not” that the employee had done so at the instruction of Dr. Shi. Dr. Lin was the sole director of RPL until the delivery of the letter announcing his resignation in 2016, at which time he was replaced in that capacity by Dr. Shi.

2. The Changes to its Board of Directors

Mr. Ethan Hu served as Chairman of the Special Committee of the Board, and as such was the director primarily responsible for the investigation into the allegations referred to above. He was also the Chairman of the Company’s Audit Committee. Now that the arduous tasks as Chairman of the Special Committee have been completed, on September 5, 2018, Mr. Hu tendered his resignation as a director without any dispute or disagreement with the Company or its Board of Directors in any matter related to his roles on the Board. In addition, the Board of Directors accepted the resignation of Mr. Jian Qi as an independent director of the Company and a member of the Audit Committee.

The Board of Directors thanked both Mr. Hu and Mr. Qi for the services they have rendered to the Company in their respective capacities.

To expand the remaining number of independent directors, the Board elected Mr. Jia Lian and Mr. Xiao Yu as independent directors of the Company. Mr. Jia Lian has served as the chairman of Botongxingcheng (Beijing) Investment Co., Ltd. Mr. Lian has more than 10 years’ experience in finance and investment. He graduated from Chinese People’s Liberation Army Armored Force Engineering Institute in 2004. Mr. Xiao Yu is the chief executive officer of Beijing Hongyi Garment Trading Co., Ltd. He has more than 10 years’ experience in marketing and management. Mr. Yu graduated from Modern Art Design College in 2004.

3. Improving Corporate Governance and Operational Controls

Based in part on the findings of the investigation, the Board has concluded that the Company’s internal procedures and processes with respect to its decision making and operations should be made more effective and transparent in order to avoid events in the future that could lead to allegations similar to those that have been investigated by the Special Committee. The anticipated improvements will be focused, among other things, on expanded and reinforced management and financial controls and review of financial and operational reporting.

As a first step in that process, the directors have removed each of the existing members of the standing Committees of the Board, thanking them for their service. Each removed Committee member remains a director of the Company’s full Board of Directors. As an interim step, the directors named Mr. Yu as the sole member of each of the Audit and Corporate Governance Committees, and named Mr. Yu and Mr. Bruson Li as members of the Nominations Committee, pending the selection of additional directors as members of those committees.

The Board has also decided that the corporate governance of the Company would be enhanced by naming a Co-Chairman of the Board. Therefore, pursuant to Company’s Articles of Association, the directors have elected Director Larry Chi as Co-Chairman of the Board. Dr. Shi will continue to serve the Company as Chairman of the Board and chief operating officer.

In addition, members of the Board of Directors are considering ways to strengthen the Board’s operations. These methods could potentially include (i) adding additional new directors who can actively contribute to the Company’s growth, (ii) improving the Committee structure and operations, and (iii) implementing structural and procedural methods to improve the Board’s oversight of Company operations.

Finally, in order to continue to improve the Company’s governance processes, the directors have charged the management with the task of reporting as soon as possible to the Board on appropriate and effective steps for the Board’s consideration to achieve that goal. The Board will report to the shareholders and other interested parties as such procedures are adopted and implemented by the Company.